PROSPECTUS
                                                               FILED PURSUANT TO
                                                                RULE 424 (B) (3)
                                                      REGISTRATION NO. 333-85680

                                     [LOGO]
                                  AMVESCAP PLC

                     Offer to Exchange $300,000,000 of Its
                             5.90% Notes Due 2007,
                      Registered under the Securities Act,
                for $300,000,000 of Its Outstanding Unregistered
                              5.90% Notes Due 2007

                 This exchange offer will expire at 5:00 p.m.,
             New York City time, on May 24, 2002, unless extended.

.. We are offering to exchange $300 million aggregate principal amount of registered 5.90% notes due January 15, 2007, which have been registered under the Securities Act of 1933, as amended, and are referred to in this prospectus as the new notes, for all $300 million aggregate principal amount of our outstanding unregistered 5.90% notes due January 15, 2007, which are referred to in this prospectus as the old notes.

.. The terms of the new notes will be substantially identical to the old notes that we issued on December 17, 2001, except that the new notes will be registered under the Securities Act and will not be subject to transfer restrictions or registration rights. The old notes were issued without compliance with the registration requirements of the Securities Act in reliance upon an available exemption.

.. We will pay interest on the new notes on each January 15 and July 15, beginning July 15, 2002.

.. The new notes will be fully and unconditionally guaranteed by each of our existing and future U.S. subsidiaries that are or become guarantors of our credit facility.

.. Subject to the terms of this exchange offer, we will exchange the new notes for all old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. This exchange offer is not conditioned upon the exchange of a minimum principal amount of old notes.

.. The exchange of old notes for new notes in this exchange offer should not be a taxable event for U.S. federal income tax purposes and should not result in a charge to U.K. tax.

..  We will not receive any proceeds from this exchange offer.

..  We have applied to list the new notes on the Luxembourg Stock Exchange.

                                 ------------

   Investing in the new notes involves risks. You should consider carefully the risk factors beginning on page 10 of this prospectus before tendering your old notes in this exchange offer.

                                 ------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------

                 The date of this prospectus is April 22, 2002

                               TABLE OF CONTENTS

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
                                                                            Page
                                                                            ----
Important Information About This Prospectus................................   i
Presentation of Financial Information......................................  ii
Where You Can Find More Information........................................  ii
Cautionary Statement Regarding Forward-Looking Statements.................. iii
Prospectus Summary.........................................................   1
Risk Factors...............................................................  10
Use of Proceeds............................................................  17
Capitalization.............................................................  18
This Exchange Offer........................................................  19
Description of the Notes...................................................  27
Tax Considerations.........................................................  36
Plan of Distribution.......................................................  40
Enforceability of Civil Liabilities........................................  41
Legal Matters..............................................................  41
Experts....................................................................  41

                                 ------------

                  IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

   You should rely only on the information set forth in this prospectus and incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that the information incorporated by reference in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

   We are not making this exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of this exchange offer would violate the securities or other laws of that jurisdiction.

   Unless the context otherwise requires, as used in this prospectus:

  . the terms "AMVESCAP," "our," and "we" refer to the combined entities of AMVESCAP PLC and its subsidiaries, including those subsidiaries of AMVESCAP that are guarantors of the notes;

  . the term "old notes" refers to the 5.90% senior notes due 2007 that we issued on December 17, 2001;

  . the term "new notes" refers to the 5.90% senior notes due 2007 that we registered under the Securities Act and that we are offering in exchange for the old notes; and

  . the term "notes" refers to the old notes and the new notes, collectively.

   Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the expiration date (as defined in this prospectus) and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any resale. See "Plan of Distribution."

                     PRESENTATION OF FINANCIAL INFORMATION

   We publish our consolidated financial statements in pounds sterling. Our consolidated financial statements that we have incorporated by reference in this prospectus have been prepared in conformity with generally accepted accounting principles in the United Kingdom, or U.K. GAAP, which differ in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. Therefore, our financial statements may not be comparable to the financial statements of U.S. companies. See note 23 to our audited consolidated financial statements incorporated by reference in this prospectus for a description of these differences and a reconciliation to U.S. GAAP net income for the years ended December 31, 2001, 2000 and 1999 and U.S. GAAP shareholders' equity as of December 31, 2001 and 2000.

   In this prospectus, references to "U.S. dollars," or "$" are to United States currency and references to "pounds sterling," "(Pounds)," or "p" are to United Kingdom currency. Solely for your convenience, we have translated some amounts presented in pounds sterling into U.S. dollars at the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York on the date specified. You should not construe these translations as representations that the pounds sterling amounts actually represent such U.S. dollar amounts presented or that they could be converted into U.S. dollars at the rates or the dates indicated. On December 31, 2001, the noon buying rate was $1.45 per (Pounds)1.00. See "Risk Factors--Risks Related to Our Company--Since a large part of our operations are denominated in U.S. dollars while our financial results are reported in pounds sterling, changes in the U.S. dollar to pounds sterling exchange rate may affect our reported financial results from one period to the next" for a discussion of the effects of fluctuating exchange rates on our company.

   The financial information concerning us contained or incorporated by reference in this prospectus does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 (as amended) of Great Britain. Statutory accounts of our company in respect of the financial years ended December 31, 2001, 2000 and 1999 have been delivered to the Registrar of Companies of England and Wales. In respect of each of those statutory accounts, our auditors, Arthur Andersen, have given reports which were unqualified and did not contain a statement under Section 237(2)-(3) of the Companies Act.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form F-4 under the Securities Act relating to the exchange offer. Additionally, we are subject to the information reporting requirements of the Securities Exchange Act of 1934 applicable to foreign issuers, and accordingly, we file reports, including annual reports on Form 20-F and quarterly press releases on Form 6-K, and other information with the SEC. The registration statement and our other filings with the SEC are available on the Internet at the SEC's EDGAR website at http://www.sec.gov. You also may read and copy any document that we file with the SEC at the SEC's public reference rooms at the following addresses:

           450 Fifth Street, N.W.                        175 West Jackson Boulevard
                  Room 1024                                      Suite 900
            Washington, D.C. 20549                        Chicago, Illinois 60604

   You can call the SEC at 1-800-SEC-0330 for more information about the public reference rooms and their copy charges. Our SEC filings also are available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which we have listed American Depositary Shares that represent our ordinary shares. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call 212-656-5060. You also may obtain copies, free of charge, from the office of our paying agent in Luxembourg.

   The SEC allows us to "incorporate by reference" into this prospectus some of the information that we file with the SEC. This means that we can disclose important information to you by referring you to information and documents that we have filed with the SEC. Any information that we incorporate in this manner is considered part of this prospectus. We are incorporating by reference our annual report on Form 20-F for the fiscal year ended December 31, 2001, which we have previously filed with the SEC. We also are incorporating by reference any future annual reports on Form 20-F, including any amendments to the above-referenced Form 20-F, and any future Form 6-K reports that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the completion of the exchange offer. You may request a free copy of any documents referred to above, including exhibits specifically incorporated by reference in those documents, by contacting us at the following address and telephone number:

                                  AMVESCAP PLC
                              11 Devonshire Square
                                     London
                                EC2M 4YR England
                         Telephone: 011-44-207-626-3434
                         Facsimile: 011-44-207-929-5888
                         Attention: Corporate Secretary

   If you would like to request documents, please do so by no later than May 20, 2002 in order to receive the documents before this exchange offer expires on May 24, 2002.

   In addition, for so long as any of the notes remain outstanding and during any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act, we will make available to any prospective purchaser or beneficial owner of the notes in connection with the sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

   Information contained in this prospectus supplements, modifies or supersedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus or in earlier-dated documents incorporated by reference.

   If we have referred in this prospectus to any contracts, agreements or other documents and have incorporated any of those contracts, agreements or documents in this prospectus or have filed them as exhibits to the registration statement, you should read the relevant document for a more complete understanding of the document or matter involved.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

   We believe it is important to communicate our future expectations to our shareholders and to the public. This prospectus includes, and documents incorporated by reference in this prospectus and public filings and oral and written statements by us and our management may include, statements that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of our management and on information available to our management at the time such statements were made. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business, general economic conditions and statements that are preceded by, followed by, or include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "could," "should," "would" or similar expressions.

   Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make the statements based on assumptions that we believe to be reasonable, actual results may differ materially from our expectations. Many of the factors that will determine these results are beyond our ability to control or predict. For a discussion of some of these factors, please read carefully the information under the caption "Risk Factors." We do not intend to review or revise any particular forward-looking statements made or incorporated by reference in this prospectus in light of future events, except as otherwise required by law or the rules of any exchange on which any of our securities are listed. We caution investors not to rely unduly on any forward-looking statements.

                               PROSPECTUS SUMMARY

   This brief summary highlights selected information from this prospectus. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, our company, and the registered notes, we encourage you to read this entire prospectus carefully, including the risk factors and the other documents referred to in this prospectus.

                              This Exchange Offer

Background......................    We issued the old notes in a private
                                    offering in December 2001. In connection with that private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

General.........................    We are offering to exchange the old notes
                                    for a like principal amount of new notes.
                                    Old notes may be tendered, and new notes will be issued, only in integral multiples of $1,000 principal amount. Currently, $300 million in principal amount of old notes is outstanding.

                                    The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Resale of new notes.............    We believe that you can resell and transfer
                                    your new notes without registering them
                                    under the Securities Act and delivering a prospectus if:

                                       . you are acquiring the new notes in
                                         the ordinary course of your business
                                         for investment purposes;

                                       . you are not engaged in, do not intend
                                         to engage in and have no arrangement
                                         or understanding with anyone to
                                         participate in a distribution of the
                                         new notes (within the meaning of the
                                         Securities Act); and

                                       . you are not an affiliate of AMVESCAP
                                         within the meaning of Rule 405 under
                                         the Securities Act.

                                    Our belief is based on interpretations
                                    expressed in some of the SEC's no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about this exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in this exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

                                    If you are a broker-dealer that will
                                    receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of one year after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale.

Consequences of failure to exchange..
                                    Old notes that are not tendered in the
                                    exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

                                       . each offer or sale is made pursuant
                                         to an exemption from the requirements
                                         of the Securities Act; or

                                       . the old notes are registered under
                                         the Securities Act.

                                    After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. See "Risk Factors--Risks Related to the Notes and the Exchange Offer--If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited."

Expiration date.................    This exchange offer will expire at 5:00
                                    p.m., New York City time, on May 24, 2002, unless we extend it. We do not currently intend to extend the expiration date.

Withdrawal of tenders...........    You may withdraw the surrender of your old
                                    notes at any time prior to the expiration date.

Conditions to this exchange         This exchange offer is subject to customary
 offer..........................    conditions, which we may assert or waive.
                                    See "This Exchange Offer--Conditions to
                                    this Exchange Offer."

Procedures for tendering........    If you wish to accept this exchange offer
                                    and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

                                    Custodial entities that are participants in The Depository Trust Company, or DTC, must tender old notes through DTC's Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

                                    By tendering your old notes in either of these manners, you will make and agree to the representations that appear under "This Exchange Offer--Purpose and Effect of this Exchange Offer."

Closing.........................    The new notes will be issued in exchange
                                    for corresponding old notes in this
                                    exchange offer, if consummated, on the
                                    fifth business day following the expiration date of this exchange offer or as soon as practicable after that date.

Taxation........................    The exchange of old notes for new notes in
                                    this exchange offer should not be a taxable event for U.S. federal income tax purposes and should not result in a charge to U.K.
                                    tax. See "Tax Considerations."

Exchange agent..................    SunTrust Bank is the exchange agent for
                                    this exchange offer. The address and
                                    telephone number of the exchange agent are set forth under the caption "This Exchange
                                    Offer--Exchange Agent."

                                 The New Notes

   The new notes have the same financial terms and covenants as the old notes, which are as follows:

Issuer..........................    AMVESCAP PLC

Notes offered...................    $300 million aggregate principal amount of
                                    5.90% senior notes due 2007.

Maturity........................    January 15, 2007

Further issuances...............    The amount of notes we can issue under the
                                    indenture is unlimited. We initially issued the old notes in an aggregate principal amount of $300 million in December 2001.
                                    However, we may issue additional notes
                                    under the indenture without your consent and without notifying you.

Interest........................    5.90% per year. We will pay interest on the
                                    new notes on January 15 and July 15 of each year, beginning July 15, 2002.

Guarantees......................    Each of our U.S. subsidiaries that
                                    guarantees our credit facilities will fully and unconditionally guarantee the new notes. If additional subsidiaries guarantee our credit facilities in the future, those subsidiaries also will become guarantors of the new notes.

Listing.........................    We have applied to list the old notes and
                                    the new notes on the Luxembourg Stock
                                    Exchange. Assuming our listing application is approved, the new notes and any old notes not exchanged in this exchange offer will be listed on the Luxembourg Stock
                                    Exchange.

Ranking.........................    The new notes will be our senior unsecured
                                    obligations and will rank equally with all of our other existing and future senior unsecured indebtedness. The guarantees of the new notes will rank equally with all of the guarantors' other existing and future senior unsecured indebtedness. We and the guarantors had a total of approximately
                                    $950 million of senior unsecured
                                    indebtedness outstanding at December 31,
                                    2001. The new notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries who are not guarantors.

Optional redemption.............    We may redeem all or a portion of the new
                                    notes from time to time at a price equal to the greater of:

                                       . 100% of the principal amount of the
                                         new notes; or

                                       . the sum of the present value of the
                                         principal amount and interest on the
                                         new notes being redeemed, plus a
                                         make-whole premium.

                                    See "Description of the Notes--Optional
                                    Redemption."

Redemption for tax reasons......    If we or any of the guarantors must pay
                                    additional amounts to compensate holders of the new notes for U.K. withholding taxes, then we may redeem all, but not less than all, of the new notes. The redemption price would equal 100% of the new notes' principal amount, plus accrued and unpaid interest and any additional amounts owed up to the redemption date. See "Description of the Notes--Redemption for Tax Reasons."

Merger covenant.................    The indenture governing the new notes
                                    contains a covenant that limits our ability to consolidate, merge or dispose of all or substantially all of our or the guarantors' assets.

Use of proceeds.................    We will not receive any proceeds from this
                                    exchange offer.

Governing law...................    The new notes and the indenture will be
                                    governed by the laws of the State of New
                                    York.

Luxembourg listing agent........    Banque Generale du Luxembourg, S.A.

Trustee, transfer agent, and
 book-entry depository..........
                                    SunTrust Bank

Paying agent....................    SunTrust Bank

                                  Risk Factors

   You should read the section entitled "Risk Factors," as well as the other cautionary statements throughout this prospectus, to ensure you understand the risks associated with tendering your old notes in exchange for new notes.

                                  AMVESCAP PLC

   We are one of the world's largest independent investment management companies, with $397.9 billion of assets under management at December 31, 2001. We provide our clients with a broad array of domestic, foreign and global investment products, focused primarily on investment management. We have a significant presence in the institutional and retail segments of the investment management industry in North America, Europe and Asia.

   We are committed to managing assets regionally and believe that our local investment managers provide us with a competitive advantage. Our team of approximately 900 investment professionals operates through various subsidiaries and divisions throughout the world. We offer multiple investment styles for the various investment objectives and asset classes of the products we offer. Our products include equity, balanced, fixed income, money market and real estate investment portfolios. Approximately 58% of our assets under management as of December 31, 2001 were invested in equities, and approximately 42% were invested in fixed income securities.

   We use several methods to distribute our products to retail and institutional clients in each of our markets. In North America, we offer load and no-load mutual funds, separate account management and wrap accounts. Wrap accounts offer individuals and smaller institutions comprehensive investment management services under a single-fee structure covering substantially all charges, including investment management, brokerage, custody, record keeping and reporting. Outside of North America, we offer unit trusts and other European and Asian mutual funds, as well as private account management for retail and institutional investors. Our retail and institutional clients are located in more than 100 countries.

   Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to access specific areas of investment management expertise located elsewhere in AMVESCAP. We believe that our ability to develop and distribute products across businesses through multiple delivery channels allows us to offer our clients a broader range of products and services than most of our competitors.

   In recent years, we have experienced substantial growth in revenues and assets under management, both internally and through acquisitions, including particularly:

  .the acquisition of Trimark Financial Corporation in August 2000, with
   $16.7 billion in assets under management when acquired; and

  . the acquisition of Perpetual plc in December 2000, with $17.4 billion in assets under management when acquired.

   We have organized our operations with a view to maximizing the benefits of a local presence while exploiting the synergies of a global organization. We are organized into five operating groups:

  . Managed Products, which manages and distributes the AIM family of 87 load mutual funds in the United States, the INVESCO family of 46 load and no-load mutual funds in the United States, and the AIM/Trimark family of 85 load mutual funds in Canada;

  . INVESCO Institutional, which manages portfolios for institutional investors in the United States and provides services through wrap accounts;

  . INVESCO Global, which conducts our operations outside North America, including retail and institutional investment management and related marketing activities primarily in Europe and Asia;

  . INVESCO Retirement, which distributes our investment management products by developing, marketing, managing and providing administrative and related services to defined contribution plans, such as 401(k) plans, and related retirement products throughout the world; and

  . Private Wealth Management, which provides wealth management services to high net worth individuals and their families.

Our Business Strategy

   We have developed a strategy based on elements which we believe are essential to maintain a significant presence in the global asset management industry: globalization, diverse product offerings and multiple distribution channels. In addition, we believe that an experienced staff of professional employees whose interests are aligned with shareholders is a key factor in our ability to implement our goals.

   Globalization. We believe that the investment management industry will continue to become more global in scope and that large investment management companies that can locally manage investments for clients in different international markets will be in the strongest position to compete successfully. We have established offices with investment and client service professionals in each of the major world capital markets. We intend to continue to expand our global operations to take advantage of geographic markets where we believe the investment management business has the potential for substantial growth. For example, in 2001 we acquired asset management businesses in Australia and Taiwan as a result of our acquisitions of County Investment Management Limited and Grand Pacific Securities Investment Trust Co., Ltd., respectively.

   Diverse Product Offerings. We believe that our ability to offer a full range of retail and institutional investment products managed locally in a wide variety of investment styles enhances our opportunities for attracting new clients and cross-selling our products to existing clients. Each of our business units markets the products and services offered by our other business units to its local and regional clients to enhance the range of investment management products and services offered to our clients. Our broad product line includes a large and varied number of equity products. Our strategy is to seek to capitalize further on this shift as the demand for equity products continues to increase around the world. We seek to compliment our existing product offerings through both internal development and acquisition of new investment products and our expansion into new countries.

   Multiple Distribution Channels. Our extensive distribution network enables us to market our products to retail and institutional clients in more than 100 countries throughout the world. We sell our products directly to investors through 60 offices in 22 countries. We also maintain an extensive distribution network through strategic relationships with a variety of financial intermediaries, including major wire houses, regional broker-dealers, banks and financial planners in North America, and independent brokers and financial advisors, banks and financial organizations in Europe and Asia. We seek to sell our products through available distribution channels and to expand our existing distribution network.

   Alignment of Interests of Employees and Shareholders. We view our experienced management team as a key factor in our growth. Although we are a sizable public company, our management philosophy is entrepreneurial and decentralized, with senior professionals having significant responsibility and autonomy. We believe that our structure allows each operating group to focus on and maximize local investment opportunities, compete more effectively in sales and marketing efforts and operate more efficiently. We also believe that stock ownership by management and other employees is an important means of aligning their interests with those of our shareholders. We have implemented various employee benefit plans to facilitate stock ownership by management and employees.

How to Contact Us

   AMVESCAP PLC is the holding company of an investment management group. We were incorporated in 1935 under the laws of England. Our principal executive offices are located at 11 Devonshire Square, London, EC2M 4YR, England, and our telephone number at that address is 011-44-207-626-3434.

              SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

   The following table sets forth summary selected consolidated financial information as of and for each of the years in the three-year period ended December 31, 2001. We derived the selected consolidated financial information from our consolidated financial statements, which have been audited by Arthur Andersen, independent auditors. You should read the summary selected consolidated financial information together with the audited consolidated financial statements and related notes and the other financial information incorporated by reference in this prospectus.

                                           Year Ended December 31, (1)
                         ------------------------------------------------------------------
                          2001 (2)        2001             2000 (3)           1999 (3)
                         ---------- -----------------  -----------------  -----------------
                                      (In thousands, except per share data)
Profit and Loss Data:
Amounts in accordance
 with U.K. GAAP:
 Revenues............... $2,348,778 (Pounds)1,619,847  (Pounds)1,628,662  (Pounds)1,072,350
 Operating profit before
  goodwill amortization
  and exceptional item..    758,872           523,360            588,911            352,713
 Operating profit.......    472,535           325,886            480,690            315,959
 Profit before
  taxation..............    406,635           280,438            446,233            283,042
 Profit after taxation..    224,464           154,803            300,728            181,484
 Earnings per share
  before goodwill
  amortization and
  exceptional item:
  Basic.................                         41.2p              57.5p              34.1p
  Diluted...............                         40.0p              54.7p              32.7p
 Earnings per share:
  Basic.................                         19.2p              44.4p              28.4p
  Diluted...............                         18.6p              42.3p              27.2p
Approximate amounts in
 accordance with U.S.
 GAAP:
 Net income.............    116,320            80,221            180,710             88,034
 Earnings per share
  before goodwill
  amortization:
  Basic.................                         34.8p              44.6p              29.2p
  Diluted...............                         33.8p              42.6p              28.0p
 Earnings per share:
  Basic.................                         10.0p              26.7p              13.8p
  Diluted...............                          9.7p              25.7p              13.2p

                                           Year Ended December 31, (1)
                         ------------------------------------------------------------------
                          2001 (2)        2001             2000 (3)           1999 (3)
                         ---------- -----------------  -----------------  -----------------
                                                  (In thousands)
Balance Sheet Data:
Amounts in accordance
 with U.K. GAAP:
 Net current assets,
  excluding banking and
  insurance activities.. $  209,758 (Pounds)  144,661  (Pounds)  350,566  (Pounds)  212,643
 Goodwill...............  3,905,806         2,693,659          2,373,060            661,432
 Total assets...........  5,711,003         3,938,623          3,907,147          1,649,692
 Current maturities of
  debt..................    182,451           125,828              6,839                --
 Long-term debt,
  excluding current
  maturities............  1,224,213           844,285            960,023            659,120
 Capital and reserves...  3,308,123         2,281,464          2,130,001            451,384
Approximate capital and
 reserves in accordance
 with U.S. GAAP.........  4,512,446         3,112,031          3,018,621          1,337,312

                                       Year Ended December 31, (1)
                         --------------------------------------------------------
                         2001 (2)      2001            2000            1999
                         -------- --------------- --------------- ---------------
                                              (In thousands)
Other Data:
Amounts in accordance
 with U.K. GAAP:
 Cash provided by
  operations............ $770,701 (Pounds)531,518 (Pounds)585,211 (Pounds)358,375
 EBITDA (4).............  874,956         603,418         659,665         431,063
 Ratio of earnings to
  fixed charges (5)(6)                      5.17x           8.28x           6.38x
Amounts in accordance
 with U.S. GAAP
 Approximate EBITDA
  (4)...................  877,124         604,913         662,422         414,634
Ratio of earnings to
 fixed charges (5)(7)...                    4.66x           7.25x           4.89x

                                                        As of December 31, (1)
                                                        -----------------------
                                                         2001    2000    1999
                                                        ------- ------- -------
                                                             (In billions)
Total assets under management.......................... $ 397.9 $ 402.6 $ 357.4

--------
(1) Includes the results of operations attributable to acquired businesses from the respective dates of purchase. See note 2 to our audited consolidated financial statements incorporated by reference in this prospectus.
(2) For the convenience of the reader, we have translated pounds sterling as of and for the fiscal year ended December 31, 2001 into U.S. dollars using the noon buying rate on December 31, 2001 of $1.45 per (Pounds)1.00. We did not use noon buying rates in the preparation of the consolidated financial statements incorporated by reference in this prospectus. The rates that we used in the preparation of the consolidated financial statements for the fiscal year ended December 31, 2001 were $1.43 per (Pounds)1.00 for profit and loss statement items, which was the average prevailing exchange rate during the year, and $1.45 per (Pounds)1.00 for balance sheet items, which was the rate prevailing at December 31, 2001. For a discussion of the effects of currency fluctuations on our combined results of operations and combined financial position, see "Risk Factors--Risks Related to Our Company--Since a large part of our operations are denominated in U.S. dollars while our financial results are reported in pounds sterling, changes in the U.S. dollar to pounds sterling exchange rate may affect our reported financial results from one period to the next."
(3) Restated for the impact of adopting FRS 19, "Deferred Tax." The U.K. Accounting Standard's Board issued FRS 19, which requires companies to change their methods of computing deferred taxes. We adopted this new statement in 2001, including a restatement of prior years' profit and loss account and balance sheet.
(4) EBITDA consists of earnings before taxation and exceptional item and excluding interest expense, depreciation and amortization charges. EBITDA is presented because we believe that EBITDA may be useful to investors as an indicator of funds available to us, which may be used to pay dividends, to service debt, to make capital expenditures and for working capital purposes. EBITDA should not be construed as an alternative to operating profit (as determined in accordance with U.K. GAAP or U.S. GAAP), as an indicator of our operating performance, cash flows from operating activities (as determined in accordance with U.K. GAAP or U.S. GAAP) as a measure of liquidity, or any other measure of operating performance determined in accordance with U.K. GAAP or U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures presented by other companies.
(5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of profit before taxation plus fixed charges. Fixed charges consist of interest costs and an estimate of the interest cost within rental expense.
(6) The ratio of earnings to fixed charges in accordance with U.K. GAAP for 1998 was 4.65x and for 1997 was 8.96x.
(7) The ratio of earnings to fixed charges in accordance with U.S. GAAP for 1998 was 3.83x and for 1997 was 7.01x.

                                 RISK FACTORS

   Before you tender your old notes, you should consider the following risk factors in addition to the other information included or incorporated by reference in this prospectus. Any of the following risks could harm our business and financial results and cause the value of the notes to decline, which in turn could cause you to lose all or part of your investment. The risks below are not the only ones facing our company. Additional risks not presently known to us or that we presently deem immaterial also may harm our business and financial results.

Risks Related to the Notes and the Exchange Offer

 If you fail to properly exchange your old notes for new notes, you will continue to hold notes subject to transfer restrictions, and the liquidity of the trading market for any untendered old notes may be substantially limited.

   We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under "This Exchange Offer -- Procedures for Tendering" and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

   If you do not exchange your old notes for new notes in this exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after this exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

   Because we anticipate that most holders of old notes will elect to participate in this exchange offer, we expect that the liquidity of the market for the old notes after completion of this exchange offer may be substantially limited. Following this exchange offer, if you did not tender your old notes, you will not have any further registration rights, except in limited circumstances, and the old notes will continue to be subject to transfer restrictions.

 If an active trading market does not develop for the new notes, you may be unable to sell the new notes or to sell them at a price you deem sufficient.

   The new notes will be new securities for which no established trading market currently exists. We have applied to list the new notes on the Luxembourg Stock Exchange, but the new notes may not be approved for listing on that or any other exchange. Securities dealers who were the initial purchasers of the old notes have advised us that they intend to make a market in the new notes, but they are not obligated to do so and may discontinue market-making at any time without notice.

   The liquidity of any market for the new notes will depend upon various factors, including:

  . the number of holders of the new notes;

  . the interest of securities dealers in making a market for the new notes;

  . the overall market for investment grade securities;

  . our financial performance and prospects; and

  . the prospects for companies in our industry generally.

   Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

  . prevailing interest rates;

  . the number of holders of the new notes;

  . the market for similar debt securities; and

  . our financial performance.

   Finally, if a large number of holders of old notes do not tender old notes or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete this exchange offer, which could adversely affect the development and viability of a market for the new notes.

 Our substantial indebtedness could adversely affect our cash flows and prevent us from fulfilling our obligations under the notes.

   We have a significant amount of outstanding indebtedness. After giving effect to the exchange offer, as of December 31, 2001, we would have had outstanding debt of (Pounds)970.1 million, a ratio of earnings to fixed charges of 5.17x and shareholders' equity of (Pounds)2.3 billion.

   Our significant level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay when due the principal of, interest on and other amounts due in respect of the notes and our other indebtedness. We also may obtain additional long-term debt, which would increase the risks discussed below. Our substantial amount of debt could have important consequences for you. For example, it could:

  . make it more difficult for us to satisfy our obligations with respect to the notes;

  . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flows to fund working capital, capital expenditures, expansion efforts and other general corporate requirements;

  . require us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

  . restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

  . limit our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;

  . increase our vulnerability to adverse economic and industry conditions;

  . limit our flexibility in planning for, or reacting to, changes in our business and our industry; and

  . place us at a competitive disadvantage compared to our competitors that have less debt.

 Servicing our indebtedness requires a significant amount of cash. Our ability to generate cash depends on many factors, some of which are beyond our control.

   Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and expansion efforts depends on our ability to generate cash in the future. Our ability to generate cash depends, in part, on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds under our revolving credit facility in the future will depend on our continued compliance with financial covenants in the revolving credit facility and any amendments.

   We cannot assure you that our business will generate cash flow from operations or that future borrowings will be available to use in an amount sufficient to enable us to pay our indebtedness, including the notes. As a result, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance or amend the terms of any our indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow or refinance our indebtedness on commercially reasonable terms would have a material adverse effect on our financial condition, results of operations and ability to satisfy our obligations under the notes.

 Some of our other debt ranks ahead of the notes in right of repayment, and therefore, we may be unable to pay principal or interest on the notes when they become due.

   The new notes and the guarantees of the new notes will be unsecured obligations as are the old notes. If we default, your right to payment under the new notes will be:

  . subordinate to any secured debt that we or the guarantors may have at that time;

  . effectively subordinate to all indebtedness and other liabilities of our non-guarantor subsidiaries;

  . equal to all of our and the guarantors' unsecured and unsubordinated debt; and

  . senior to all of our and the guarantors' subordinated debt.

   On December 31, 2001, our outstanding short-term and long-term debt, combined with that of the guarantors, was (Pounds)970.1 million. Of this amount, approximately (Pounds)106.9 million represented amounts outstanding under our revolving credit facility.

   Although neither we nor the guarantors' have any secured debt now, we or a guarantor may obtain secured debt in the future. If that occurs, the holders of our secured debt will have a prior claim on our assets that secure these holders' secured debt. As a result, the holders of our secured debt will be paid before you receive any amounts due under the terms of the notes and the guarantees of the notes to the extent of the value of the assets securing their debt. In addition, if we or one of the guarantors are involved in any dissolution, liquidation or reorganization, you may not be able to recover any interest or principal you are due under the notes.

   If we or a guarantor becomes insolvent, the guarantee of the notes could be held by a court to be unenforceable. If the guarantees were held to be unenforceable, you would have an unsecured claim against the equity of the guarantor by virtue of, and to the extent of, our equity ownership of the guarantor. However, you would be paid only after all of the other indebtedness and liabilities of the guarantor had been satisfied. See "--United States federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holder to return payments received from the guarantors. As a result, the guarantees from our subsidiaries may not be enforceable."

   The new notes will be effectively subordinated to all the liabilities of our subsidiaries that are not acting as guarantors of the new notes. As of December 31, 2001, our non-guarantor subsidiaries had approximately (Pounds)600 million of liabilities. See "--Not all of our subsidiaries are guarantors."

 United States federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors. As a result, the guarantees from our subsidiaries may not be enforceable.

   Under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims in respect of a guarantee can be subordinated to all other debts of that guarantor, if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

  . received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

  . was insolvent or rendered insolvent by reason of the incurrence;

  . was engaged in a business or transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

  . intended to incur, or believed that it would incur, debts beyond its ability to pay the debts as they mature.

   In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

   The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer occurred. Generally, however, a guarantor would be considered insolvent if:

  . the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

  . if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and matured; or

  . it could not pay its debts as they became due.

   On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the new notes and taking into account each guarantor's right of contribution, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our conclusions in this regard.

 Not all of our subsidiaries are guarantors.

   We conduct almost all of our operations through our subsidiaries. Not all of our subsidiaries will guarantee the new notes. In effect, the new notes will be subordinate to all existing and future indebtedness of our subsidiaries that are not guarantors of the new notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of these subsidiaries' indebtedness and their trade creditors generally will be entitled to payment of their claims from those subsidiaries' assets before any assets are available for payment to you. As of December 31, 2001, our subsidiaries that are not guarantors had approximately (Pounds)600 million of liabilities.

 We and the guarantors still may be able to incur substantially more indebtedness. This could further exacerbate the risks described above.

   We and the guarantors may be able to incur substantial additional indebtedness in the future as the terms of our indenture do not prohibit us or the guarantors from doing so. As of December 31, 2001, we had approximately $945 million of unused availability under our revolving credit facilities. If new indebtedness is added to our and the guarantors' current debt levels, the related risks that we and they now face could intensify.

 Interest rate increases could adversely affect our earnings because a significant portion of our total debt is floating rate debt.

   At December 31, 2001, we had approximately $155 million of floating rate debt under our revolving credit facility at a weighted average interest rate of 2.52%. Debt incurred in the future, under the revolving credit facility or otherwise, also may bear interest at floating rates. Therefore, increases in prevailing interest rates could increase our interest payment obligations, which would negatively impact our earnings. For example, based on the amount of our floating rate debt at December 31, 2001, a 100 basis point increase in interest rate would increase our annual interest expenses by approximately $1.6 million.

 You may not be able to enforce obligations against us because we are incorporated in England.

   Because we are incorporated in England, the laws of England may affect your ability, or the ability of the trustee under the indenture acting on your behalf, to enforce obligations against us. Although we do not presently know of any legal reasons why obligations could not be enforced against us, subject to all limitations arising from bankruptcy, insolvency, moratorium, liquidation, reorganization or other laws generally affecting the rights of creditors and general principles of equity, we cannot assure you that the statutes and common law of England and Wales will not change in a way that prohibits or makes difficult enforcement against us.

   In addition, you or the trustee may have difficulty effecting service of process on us and our directors and officers who are not residents of the United States. It also may be problematic to enforce judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal and state securities laws against us and our directors and officers who are not residents of the United States.

 Some holders who exchange old notes may be deemed to be underwriters.

   If you exchange old notes in this exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Company

 Adverse changes in market conditions and investment performance could result in a reduction in the assets under our management and the shift of client investments toward lower fee accounts, which would reduce the investment management fees we earn.

   We derive substantially all of our revenues from investment management contracts with clients. Under these contracts, the investment management fee paid to us is typically based on the market value from time to time of assets under management. Accordingly, fluctuations in the prices of securities may have a material effect on our consolidated revenues and profitability.

   Fees vary with the type of assets being managed, with higher fees earned on actively managed equity and balanced accounts and lower fees earned on fixed income and stable return accounts. Therefore, our revenues may decline if client investments shift to these lower fee accounts.

   Investment management contracts generally are terminable upon 30 or fewer days notice. Mutual fund and unit trust investors may generally withdraw their funds at any time without prior notice. Institutional clients may elect to terminate their relationships with us or reduce the aggregate amount of assets under management, and individual clients may elect to close their accounts or redeem their shares in our mutual funds or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. The loss of a significant number of our clients would adversely affect our revenues and profitability. Poor performance relative to other investment management firms tends to result in decreased sales, increased redemptions of fund shares and the loss of private institutional or individual accounts, with corresponding decreased revenues to us. Failure of our funds to perform well could, therefore, have a material adverse effect on us.

   The world economy experienced a marked slowdown in 2001 and the first quarter of 2002 that significantly and adversely affected stock prices generally. A continuation or worsening of the current economic slowdown, regardless of the causes, could adversely impact our investment management fees and results of operations, as well as our ability to raise capital and to continue to grow our business.

 Our investment management professionals are a vital part of our ability to attract and retain clients, and the loss of a significant portion of those professionals could result in a reduction of our revenues and profitability.

   Retaining key personnel is important to our ability to attract and retain client and retail shareholder accounts. The market for investment management professionals is competitive and has grown more so in recent periods as the volatility of the markets has increased and the investment management industry has experienced growth. Our policy has been to provide our investment management professionals with compensation and benefits that we believe to be competitive with other leading investment management firms. However, there can be no assurance that we will be successful in retaining our key personnel, and the loss of a significant portion, either in quality or quantity, of our investment management personnel could reduce the attractiveness of our products to potential and current clients and could, therefore, have a material adverse impact on our revenues and profitability.

 Competitive pressures may force us to reduce the fees we charge to clients, increase commissions paid to our financial intermediaries or provide more support to those intermediaries, all of which could reduce our profitability.

   The investment management business is highly competitive, with competition based on a variety of factors, including investment performance, the range of products offered, brand recognition, business reputation, financing strength, the strength and continuity of institutional management and producer relationships, quality of service, the level of fees charged for services and the level of compensation paid and distribution support offered to financial intermediaries.

   We and our business units compete in every market in which we operate with a large number of investment management firms, commercial banks, investment banks, broker-dealers, insurance companies and other financial institutions. Some of these institutions have greater capital and other resources, and offer more comprehensive lines of products and services, than we do. The recent trend toward consolidation within the investment management industry has served to increase the strength of a number of our competitors. These strengthened competitors seek to expand their market share in many of the products and services we offer.

   In addition, there are relatively few barriers to entry by new investment management firms, and the successful efforts of new entrants into our various lines of business around the world, including major banks, insurance companies and other financial institutions, also have resulted in increased competition. Finally, the independent financial intermediaries who distribute certain of our products also distribute numerous competing products, including products sponsored by the firms who employ those financial intermediaries.

 We operate in a highly regulated industry, and any changes in the regulations governing our business could, for example, reduce the number and types of products we can offer or the management fees we can charge our clients, either of which would decrease our revenues and profitability.

   As with all investment management companies, our operating groups are heavily regulated in almost all countries in which they conduct business. Laws and regulations applied at the national, state or provincial and local level generally grant governmental agencies and industry self-regulatory authorities broad administrative discretion over our activities and those of our business units, including the power to limit or restrict business activities. Possible sanctions include the revocation of licenses to operate certain businesses, the suspension or expulsion from a particular jurisdiction or market of any of our business organizations or key personnel, and the imposition of fines and censures on our employees or us. It is also possible that laws and regulations governing our operations or particular investment products could be amended or interpreted in a manner that is adverse to us. To the extent that existing regulations are amended or future regulations adopted that affect the sale or increase the redemptions of our products and services or the investment performance of our products, our aggregate assets under management and our revenues could be adversely affected.

 Technology and operating risks could adversely impact our operations.

   We depend on the integrity of our technology, operating systems and premises. Although we have disaster recovery plans in place, we may experience system delays and interruptions as a result of natural disasters, power failures, acts of war and third party failures, any one or all of which could negatively impact our operations.

 Since a large part of our operations are denominated in U.S. dollars while our financial results are reported in pounds sterling, changes in the U.S. dollar to pounds sterling exchange rate may affect our reported financial results from one period to the next.

   The majority of our net assets, revenues and expenses, as well as our assets under management, are presently derived from the United States where the functional currency is the U.S. dollar, while our financial statements are reported in pounds sterling. As a result, fluctuations in the U.S. dollar to pounds sterling exchange rate may affect our reported financial results from one period to the next. We do not actively manage our exposure to such effects. Consequently, changes in the U.S. dollar to pounds sterling exchange rate could have a material positive or negative impact on our reported financial results.

                                USE OF PROCEEDS

   This exchange offer is intended to satisfy our obligations under the registration rights agreement into which we entered when we issued the old notes. We will not receive any cash proceeds from this exchange offer. In exchange for old notes that you tender pursuant to this exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under this exchange offer will not result in any change in our outstanding debt.

   The net proceeds to us from the sale of the old notes on December 17, 2001 were approximately $297,930,000. We used these net proceeds to repay amounts outstanding under our revolving credit facility having an average maturity of 60 months and a weighted average interest rate of 4.75%.

                                 CAPITALIZATION

   The following table sets forth our actual historical consolidated capitalization:

  . as of December 31, 2001, and

  . as adjusted to reflect the exchange of all of the old notes for new notes pursuant to this exchange offer.

   Because the old notes exchanged for new notes will be retired and canceled by us and cannot be reissued, our outstanding long term debt will not change whether none, some or all of the old notes are exchanged and new notes issued for those old notes pursuant to the exchange offer. You should read this table in conjunction with our consolidated financial statements and the accompanying notes and the other financial information included or incorporated by reference in this prospectus. Except as described below, no material change has occurred in our total capitalization since December 31, 2001.

                                        As of December 31, 2001 (1)
                         ------------------------------------------------------------
                                  Historical                    As Adjusted
                         -----------------------------  -----------------------------
                                              (In thousands)
Current maturities of
 debt:
  Bank overdrafts ...... $   15,315  (Pounds)   10,562  $   15,315  (Pounds)   10,562
  Notes due 2001 .......    182,451            125,828     182,451            125,828
                         ----------  -----------------  ----------  -----------------
                         $  197,766  (Pounds)  136,390  $  197,766  (Pounds)  136,390
                         ----------  -----------------  ----------  -----------------
Long-term debt,
 excluding current
 maturities:
  Old notes due 2007.... $  300,000  (Pounds)  206,939  $      --   (Pounds)      --
  New notes due 2007....        --                 --      300,000            206,939
  Senior unsecured notes
   due 2003.............    250,000            172,450     250,000            172,450
  Senior unsecured notes
   due 2005.............    400,000            275,919     400,000            275,919
  Credit facility due
   2006.................    155,000            106,919     155,000            106,919
  Equity subordinated
   debentures due 2003..     93,863             64,733      93,863             64,733
  Other long-term debt..     25,350             17,325      25,350             17,325
                         ----------  -----------------  ----------  -----------------
                         $1,224,213  (Pounds)  844,285  $1,224,213  (Pounds)  844,285
                         ----------  -----------------  ----------  -----------------
Capital and Reserves:
  Called-up share
   capital (2).......... $  284,254  (Pounds)  196,037  $  284,254  (Pounds)  196,037
  Share premium
   account..............  2,348,825          1,619,879   2,348,825          1,619,879
  Exchangeable shares...    628,715            433,597     628,715            433,597
  Profit and loss
   account..............    994,532            685,884     994,532            685,884
                         ----------  -----------------  ----------  -----------------
                          4,256,326          2,935,397   4,256,326          2,935,397
  Other reserves........   (948,203)          (653,933)   (948,203)          (653,933)
                         ----------  -----------------  ----------  -----------------
                         $3,308,123  (Pounds)2,281,464  $3,308,123  (Pounds)2,281,464
                         ----------  -----------------  ----------  -----------------
    Total
     capitalization..... $4,730,102  (Pounds)3,262,139  $4,730,102  (Pounds)3,262,139
                         ==========  =================  ==========  =================

--------
(1) For the convenience of the reader, we have translated pounds sterling amounts as of December 31, 2001 into U.S. dollars using the noon buying rate on December 31, 2001 of $1.45 per (Pounds)1.00.
(2) A total of 1,050,000,000 shares were authorized and 823,645,484 shares, including exchangeable shares that may be exchanged by the holders for ordinary shares on a share-for-share basis, were issued and outstanding as of December 31, 2001. The shares shown exclude 131,647,642 shares reserved for issuance under outstanding options and convertible securities.

                              THIS EXCHANGE OFFER

Purpose and Effect of this Exchange Offer

   The new notes to be issued in this exchange offer will be exchanged for the old notes that we issued in December 2001. At that time, we issued $300 million of 5.90% senior notes due 2007. We issued the old notes without compliance with the registration requirements of the Securities Act in reliance upon an exemption from those registration requirements. Concurrently, the initial purchasers of the old notes resold the old notes to investors believed to be "qualified institutional buyers" in reliance upon the exemption from registration provided by Rule 144A under the Securities Act.

   In connection with the issuance of the old notes, we and the guarantors entered into a registration rights agreement with the initial purchasers pursuant to which we agreed to:

  . file with the SEC by April 15, 2002 a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

  . use our best efforts to cause that registration statement to become effective under the Securities Act not later than June 15, 2002; and

  . issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

   We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

   Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to this exchange offer may be offered for resale, resold or otherwise transferred by a holder under U.S. federal securities laws without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  . the holder is acquiring the new notes in the ordinary course of business for investment purposes;

  . the holder is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of new notes;

  . the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

  . the holder is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

   If you wish to participate in this exchange offer, you must represent to us in the letter of transmittal or through the DTC's ATOP that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. Therefore, if you transfer any new note delivered to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume this liability or indemnify you against this liability, but we do not believe this liability would exist if the above conditions are met.

   If any holder is an affiliate of ours, or is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

  . may not rely on the applicable interpretations of the staff of the SEC;
    and

  . must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

   Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

   Except as described above, this prospectus may not be used for an offer to resell, a resale or other transfer of new notes.

   This exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

   Upon the terms and subject to the conditions of this exchange offer, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York time, on the expiration date. The date of acceptance for exchange of the old notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this document). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $300 million of new notes for a like principal amount of old notes tendered and accepted in connection with this exchange offer. The new notes issued in connection with this exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their old notes in connection with this exchange offer but only in $1,000 increments of principal amount.

   The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $300 million in aggregate principal amount of the old notes is outstanding.

   In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and any old notes sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company, or DTC, acting as depositary. Except as described under "Description of the Notes--Book-Entry System; Delivery and Form," the new notes will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner's interest in it will be transferable in book-entry form through DTC. See "Description of the Notes--Book-Entry System; Delivery and Form."

   Holders of old notes do not have any appraisal or dissenters' rights in connection with this exchange offer. Old notes that are tendered but not accepted in connection with this exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the registration rights agreement, subject to limited exceptions.

   We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

   If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

   Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with this exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with this exchange offer. See "--Fees and Expenses."

Expiration Date; Extensions; Amendments

   The expiration date for this exchange offer is 5:00 p.m., New York City time, on May 24, 2001, unless extended by us, in our sole discretion, in which case the term "expiration date" shall mean the latest date and time to which this exchange offer is extended.

   We reserve the right, in our sole discretion:

  . to delay accepting any old notes;

  . to extend this exchange offer;

  . to amend the terms of this exchange offer in any manner; and

  . to terminate this exchange offer.

   If we amend this exchange offer in a manner that we consider material, we will disclose the amendment by means of a prospectus supplement, and we will extend this exchange offer for a period of five to ten business days.

   If we decide to make a public announcement of any delay, extension, amendment or termination of this exchange offer, we will do so by making a timely release through an appropriate news agency.

Interest on the New Notes

   Interest on the new notes will accrue at the rate of 5.90% per annum from the most recent date to which interest on the old notes has been paid or, if no interest has been paid, from the date of the issuance of the old notes. Interest will be payable semiannually in arrears on January 15 and July 15, commencing on July 15, 2002.

Conditions to this Exchange Offer

   Despite any other term of this exchange offer, we will not be required to exchange any old notes and may terminate this exchange offer as provided in this prospectus before the acceptance of the old notes, if:

  . any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to this exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

  . any change, or any development involving a prospective change, in our business or financial affairs or those of any of our subsidiaries has occurred that, in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us;

  . any law, statute, rule or regulation is proposed, adopted or enacted, that in our reasonable judgment, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits of this exchange offer to us; or

  . any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of this exchange offer as contemplated by this prospectus.

   The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time.

   If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

  . refuse to accept any old notes and return all tendered old notes to the tendering holders;

  . extend this exchange offer and retain all old notes tendered before the expiration of this exchange offer, subject, however, to the rights of holders to withdraw these old notes (See "--Withdrawal of Tenders"); or

  . waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

Procedures for Tendering

   Unless the tender is made in book-entry form, to tender old notes in this exchange offer, a holder must:

  . complete, sign and date the letter of transmittal, or a facsimile of it;

  . have the signatures guaranteed if required by the letter of transmittal;
    and

  . mail or otherwise deliver the letter of transmittal or the facsimile, the old notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

   Any institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC's Automated Tender Offer Program, or ATOP. ATOP enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

   The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

   The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for them.

   Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner's own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of the owner's old notes, either make appropriate arrangements to register ownership of the old notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

   Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act, unless the old notes are tendered:

  . by a registered holder who has not completed the box entitled "Special
    Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  . for the account of an "eligible guarantor institution."

   In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by:

  . a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

  . a commercial bank or trust company having an office or correspondent in the United States; or

  . an "eligible guarantor institution."

   If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

   If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

   We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, neither we, the exchange agent nor any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   In addition, we reserve the right, as set forth above under the caption "-- Conditions to this Exchange Offer," to terminate the exchange offer.

   By tendering old notes, each holder represents to us, among other things, that:

  . the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the new notes, whether or not such person is the holder;

  . neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of the new notes; and

  . neither the holder nor any other person is our "affiliate" (as defined in Rule 405 under the Securities Act).

   If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See "Plan of Distribution."

Guaranteed Delivery Procedures

   A holder who wishes to tender its old notes and:

  . whose old notes are not immediately available;

  . who cannot deliver the holder's old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

  . who cannot complete the procedures for book-entry transfer before the expiration date may effect a tender if:

   . the tender is made through an eligible guarantor institution;

   . before the expiration date, the exchange agent receives from the eligible guarantor institution:

     (1) a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery,

     (2) the name and address of the holder, and

     (3) the certificate number(s) of the old notes, if applicable, and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificates representing the old notes or a confirmation of book-entry transfer, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

   . the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

   Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

   To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

  . specify the name of the person who deposited the old notes to be withdrawn;

  . identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

  . be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

  . specify the name in which any old notes are to be registered, if different from that of the depositor.

   We will determine all questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption "--Procedures for Tendering" at any time prior to the expiration date.

Exchange Agent

   SunTrust Bank has been appointed as exchange agent in connection with this exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent, at its offices at 25 Park Place, 24th Floor, Atlanta, Georgia 30303. The exchange agent's telephone number is (404) 588-7067 and facsimile number is (404) 588-7335.

Fees and Expenses

   We will not make any payment to brokers, dealers or others soliciting acceptances of this exchange offer. We will pay some other expenses to be incurred in connection with this exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

   Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

  . new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

  . tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  . a transfer tax is imposed for any reason other than the exchange of old notes in connection with this exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

   The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of this exchange offer.

Consequences of Failing to Properly Tender Old Notes in the Exchange

   Issuance of the new notes in exchange for the old notes under this exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of this exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and will not be entitled to certain registration rights under the registration rights agreement will terminate.

   Assuming the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. Remaining old notes will continue to be subject to the following restrictions on transfer:

  . the remaining old notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither registration nor an exemption is required by law, and

  . the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

   We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with this exchange offer, any trading market for remaining old notes could be adversely affected.

                            DESCRIPTION OF THE NOTES

   In general, the form and terms of the new notes and the old notes are identical in all material respects, except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

   We issued the old notes, and will issue the new notes, pursuant to an indenture. An indenture is a contract among us, A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc., as guarantors, and SunTrust Bank, as trustee. The trustee's main role is to enforce your rights against us if we default. We describe some limitations on the extent to which the trustee acts on your behalf if an event of default occurs in the information under the caption "-- Events of Default." The trustee also will act as a registrar, paying agent and authenticating agent, and perform administrative duties for us, including sending out interest payments and notices under the indenture.

   The following description of the provisions of the indenture is a summary only. More specific terms as well as the definitions of terms can be found in the indenture and the Trust Indenture Act of 1939. The Trust Indenture Act of 1939 will be applicable to the indenture upon completion of this exchange offer. You can obtain a copy of the indenture by following the directions under the caption "Where You Can Find More Information."

General

   The amount of notes we can issue under the indenture is unlimited. We issued the old notes in an initial aggregate principal amount of $300 million in December 2001. However, we may issue additional notes under the indenture without your consent and without notifying you. Any additional notes will have the same ranking, interest rate, maturity date, redemption rights and other terms as the notes. Any additional notes, together with the old notes and the new notes, will constitute a single series of notes under the indenture.

   Principal of and interest on the notes will be payable, and the notes will be transferable, at an office or agency of ours maintained for that purpose in the borough of Manhattan, the City of New York, New York. The trustee will initially be the registrar and paying agent and will act as such only at its offices in New York, New York. We may at any time designate additional paying agents or rescind the designations or approve a change in their offices.

   We have appointed Banque Generale du Luxembourg S.A. as paying agent and transfer agent in Luxembourg with respect to the old notes and the new notes, which we have applied to list on the Luxembourg Stock Exchange. Assuming our listing application is approved, any old notes that are not exchanged will be listed on the Luxembourg Stock Exchange as will the new notes. As long as the notes are listed on the Luxembourg Stock Exchange, and the rules of that exchange require, we will maintain a paying agent and transfer agent in Luxembourg. Furthermore, as the rules of that exchange require, any change in the Luxembourg paying agent and transfer agent will be published in a leading newspaper of general circulation in Luxembourg.

   The notes will be issued without coupons, in denominations of $1,000 and any integral multiples of $1,000 in excess of $1,000. No service charge will be made for any registration of transfer or exchange of the notes.

   The indenture will not prevent us from purchasing notes trading on the Luxembourg Stock Exchange. In the event we purchase notes, the notes will be disregarded for some voting purposes, consistent with the terms of the indenture.

Maturity, Interest and Principal Payments

   The notes will mature on January 15, 2007, at which time we will pay the outstanding principal amount due on the notes. Interest on the new notes will accrue from the date interest was last paid on the old notes, or if no interest has been paid, the date of the indenture, at a rate equal to 5.90% per year. We will pay interest on

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

the notes on January 15 and July 15 of each year, beginning on July 15, 2002. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

   Under the terms of the notes, interest on the notes will increase by 0.25% per year in the following instances:

  . if the exchange offer registration statement is not filed by April 15, 2002;

  . if the exchange offer registration statement is not declared effective by June 15, 2002;

  .  this exchange offer is not consummated by July 15, 2002;

  . if any shelf registration statement required under the terms of the registration rights agreement is not declared effective by July 15, 2002; or

  . if the exchange offer registration statement or any shelf registration statement ceases to be effective for more than 60 days, whether consecutive or not, in any 12-month period during which we are required to keep it effective.

   Upon the filing of the exchange offer registration statement, the effectiveness of the exchange offer registration statement, consummation of the exchange offer or the effectiveness of the shelf registration statement, as the case may be, the increase in interest rate will cease to accrue from the date of filing, effectiveness or consummation, as the case may be.

Ranking

   The notes are not secured by any of our property or assets. The notes are our senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness.

   The guarantees are not secured by any of the property or assets of the guarantors. The guarantees are senior unsecured obligations of the guarantors. The guarantees rank equally with all of the guarantors' existing and future senior unsecured indebtedness.

   We and the guarantors had a total of approximately (Pounds)970.1 million of senior unsecured indebtedness outstanding at December 31, 2001.

   The notes effectively rank junior to all indebtedness and other liabilities of our subsidiaries who are not guarantors, which totaled approximately (Pounds)600 million at December 31, 2001.

Guarantees

   A I M Management Group Inc., A I M Advisors, Inc., INVESCO Institutional (N.A.), Inc. and INVESCO North American Holdings, Inc. presently guarantee the old notes and will guarantee the new notes. All of the present guarantors are wholly-owned U.S. subsidiaries of ours. If any of our other subsidiaries guarantee our credit facilities in the future, these subsidiaries also will guarantee the notes, subject to applicable law.

   The guarantors will, jointly and severally, unconditionally and irrevocably, guarantee the payment of all principal and interest on the notes. In general, the guarantee provides that if we fail to pay any principal of or interest on the notes when due, the guarantors will, without any action by the trustee or any holder of the notes, pay the amount of principal or interest then due. The guarantee does not require the holders of the notes to take any action or institute any proceeding against us in order to demand or receive payments under the guarantee. Upon making any payment, the guarantors will be subrogated to the rights of the holders against us for any payment of interest and principal we fail to make. However, the guarantors will not be entitled to make a claim against us with respect to those rights until the notes have been paid in full.

Optional Redemption

   We may redeem some or all of the notes at any time. If we choose to redeem any notes prior to maturity, we will pay a redemption price equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest up to the redemption date:

  .  100% of the principal amount of the notes to be redeemed, or

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

  . the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable treasury rate plus 25 basis points.

   If we choose to redeem any notes, we will mail a notice of redemption to you not less than 30 nor more than 60 days before the redemption date. In addition, as long as the notes are traded on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper of general circulation in Luxembourg. If we are redeeming fewer than all the notes, the trustee will select the particular notes to be redeemed by lot or pro rata or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, interest will cease to accrue on the notes selected for redemption on and after the redemption date.

   For purposes of calculating the redemption price in connection with the redemption of the notes on any redemption date, the following terms have the meanings set forth below:

   "Treasury rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the comparable treasury issue computed as of the third business day immediately preceding the redemption, assuming a price for the comparable treasury issue equal to the comparable treasury price for the redemption date, expressed as a percentage of its principal amount.

   "Comparable treasury issue" means the United States treasury security selected by the reference treasury dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financing practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Comparable treasury price" means (1) the average of three reference treasury dealer quotations for the redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the trustee obtains fewer than three reference treasury dealer quotations, the average of all the quotations.

   "Reference treasury dealer" means Salomon Smith Barney Inc., J.P. Morgan Securities Inc., and their respective successors, and any other primary treasury dealer selected by the trustee and acceptable to us.

   "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the reference treasury dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   All determinations made by any reference treasury dealer with respect to determining the redemption price will be final and binding, absent manifest error.

Payment of Additional Amounts

   We will make all payments of principal and interest on the notes without withholding or deducting any present or future taxes, duties, assessments or governmental charges imposed or levied by or on behalf of the United Kingdom or any political subdivision or any taxing authority, unless we are otherwise required to do so. In the event of:

  .  a change in applicable tax law, or

  . our failure to list or maintain a listing of the notes on a "recognised stock exchange" (within the meaning of Section 841 of the U.K. Income and Corporation Taxes Act 1988),

we may be required to withhold or deduct from any payment on the notes an amount for U.K. withholding taxes that we would not otherwise have been required to withhold or deduct. In that event, we must pay an additional amount on the notes to ensure that each holder receives the same amount the holder would have received if no withholding or deduction had been required. Our obligation to pay additional amounts will not apply to:

  .  any tax, duty, assessment or governmental charge imposed solely because:

   (1) the holder or beneficial owner of a note is or was a resident of the United Kingdom or is or was engaged in a trade or business that has or had a permanent establishment in the United Kingdom;

   (2) a note is presented for payment in the United Kingdom, unless the note could not have been presented elsewhere; or

   (3) a note is presented for payment more than 30 days after the date on which the payment became due or provided for, whichever is later, except to the extent that the holder would have been entitled to additional amounts if the holder had presented the note for payment on any day within the 30-day period;

  . any estate, inheritance, gift, sales, transfer, personal property or similar tax, duty, assessment or governmental charge;

  . any tax, duty, assessment or other governmental charge imposed or withheld because the holder or beneficial owner failed to comply with applicable certification, identification or information reporting requirements concerning the holder's or beneficial owner's identity, nationality, residence or connection with the United Kingdom;

  . any tax, duty, assessment or other governmental charge resulting from a listing failure with respect to any note issued in the form of a definitive note pursuant to the terms of the indenture; or

  .  any combination of the items listed in the preceding four bullets.

   If any holder of a note is a fiduciary, partnership or person other than the beneficial owner of the note, no additional amounts will be paid with respect to principal or interest to the extent that that payment will be required by the laws of England and Wales (or the laws of any political subdivision or relevant taxing authority of or in the United Kingdom) to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary, partner of the partnership or a beneficial owner. This restriction only applies if the fiduciary, partner of the partnership, or beneficial owner would not have been entitled to additional amounts if it had been the direct holder of the note.

   Any reference to the payment of principal of or interest on any note or to the net proceeds received on the sale or exchange of any note includes additional amounts provided for in the indenture to the extent that additional amounts are, were, or will be payable pursuant to the indenture.

Redemption for Tax Reasons

   If, as the result of:

  . any change in or amendment to the laws, regulations or published tax rulings of the United Kingdom or of any political subdivision or taxing authority of or in the United Kingdom, or any change in or amendment to the official application or interpretation of these laws, regulations or published tax rulings, which change or amendment is announced or becomes effective on or after the date of this prospectus, or

  . a listing failure, provided that we have used reasonable best efforts to list and maintain a listing of the notes on a "recognised stock exchange" (within the meaning of Section 841 of the U.K. Income and Corporation Taxes Act 1988),

we determine that we must pay any additional amounts, then we may redeem all, but not less than all, of the notes at any time. The redemption price would be equal to 100% of the principal amount of the notes. In that event, we also would pay accrued and unpaid interest and any additional amounts to, but excluding, the redemption date.

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

   If we choose to redeem the notes, we will mail a notice of redemption to you not less than 30 nor more than 60 days before the redemption date. In addition, as long as the notes are listed on the Luxembourg Stock Exchange, we will give notice to the Luxembourg Stock Exchange and publish notice in a leading newspaper having general circulation in Luxembourg. Unless we default in payment of the redemption price, interest will cease to accrue on the notes to be redeemed on and after the redemption date.

Merger, Consolidation and Sale of Assets

   Under the indenture, we and the guarantors may not consolidate with or merge into, or transfer or lease substantially all of our assets to any entity, unless:

  . in our case, the surviving entity (if other than us) or the entity that acquires or leases substantially all of our assets expressly assumes our obligations on the notes and under the indenture;

  . in the case of a guarantor, the surviving entity (if other than the guarantor) or the entity that acquires or leases substantially all of the assets of the guarantor expressly assumes the obligations of the guarantor under its guarantee and the indenture;

  . if the surviving entity (if other than us or the guarantor, as the case may be) is not incorporated or organized under the laws of the United Kingdom or the United States, we deliver specific opinions and take other actions required by the indenture; and

  .  after giving effect to the transaction, no event of default would exist.

Events of Default

   The term "event of default" means any of the following:

  . we do not pay interest or any additional amounts payable on any note when due, and this failure continues for 30 days;

  .  we do not pay principal on any note when due;

  . we or the guarantors do not perform any of our other covenants in the indenture, and our nonperformance continues for 60 days after we receive written notice as provided in the indenture; and

  . we or any guarantor are involved in specific events of bankruptcy, insolvency or reorganization, provided that, with respect to any guarantor, the event of bankruptcy, insolvency or reorganization has a material adverse effect on us and our subsidiaries, taken as a whole.

   If an event of default occurs, other than bankruptcy, insolvency or reorganization, either the trustee or the holders of at least 25% in principal amount of the notes may declare the principal amount of all of the notes immediately due. However, at any time after a declaration has been made, the holders of a majority in principal amount of the notes may, in specific circumstances, rescind and annul the acceleration. If a bankruptcy, insolvency or reorganization event of default occurs, the principal amount of the notes automatically will become immediately due without any action on the part of the trustee or any holder. For information about waivers of defaults, see "-- Modification and Waiver" below.

   The trustee has some special duties in cases of default but otherwise is not required to take any action under the indenture unless the holders of the notes offer the trustee satisfactory protection from expenses and liabilities. This protection is called an indemnity. If reasonable indemnity is provided, the holders of a majority of the principal amount of the notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders also may direct the trustee in performing any other action under the indenture.

   We must furnish to the trustee an annual statement about performance of our obligations under the indenture and any default in our performance.

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

Defeasance and Covenant Defeasance

   The indenture provides that we may, at our option:

  . be discharged from payment and other obligations in respect of the notes, or

  . be discharged from our obligation to comply with some restrictive covenants of the indenture and the related events of default.

   In each case, we may be discharged if we deposit with the trustee enough money, in U.S. dollars or U.S. government obligations, to generate sufficient cash to pay the principal and interest on the notes on their due dates.

   In the case of discharge pursuant to the first bullet above, we must deliver to the trustee an opinion of counsel to the effect that:

  . the holders of the notes will not recognize income, gain or loss, for U.S. federal income tax purposes as a result of our decision and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same time as they would have been otherwise, and

  . either we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling to that effect, or since the date of the indenture, the applicable U.S. federal income tax law has changed.

   In the case of an election under the second bullet above, we must deliver to the trustee an opinion of counsel to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of our decision and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same time as they would have been otherwise.

Satisfaction and Discharge

   The indenture will cease to be of further effect as to all notes, except with respect to rights of registration of transfer or exchange of the notes, when:

  .  either:

   (1) all notes that have been authenticated and delivered (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the trustee for cancellation, or

   (2) all notes not delivered to the trustee for cancellation have become due or will become due within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee, and we deposit with the trustee an amount sufficient to pay the principal, interest and any additional amounts when due.

  .  we have paid all other sums payable by us under the indenture; and

  . we have delivered to the trustee an officers' certificate and an opinion of counsel satisfactory to the trustee, each stating that we have complied with the foregoing conditions.

Modification and Waiver

   From time to time, we, the guarantors and the trustee may, without the consent of the holders, amend, waive or supplement the indenture in limited circumstances, including curing ambiguities, defects or inconsistencies and making changes that do not adversely affect the holders in any material respect. We, the guarantors and the trustee may make other amendments, waivers or supplements to the indenture with the consent of the holders of a majority in principal amount of the notes. However, any amendment, waiver or supplement may not, without the consent of the holder of each note:

  . change the stated maturity of the principal of, or any installment of principal of, or interest on, any note;

  . reduce the principal amount of, or the rate of interest on, any note or change our obligation to pay additional amounts except as contemplated by the indenture;

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

  . change the place or currency of payment of principal of or interest on any note;

  . impair the right to institute suit to enforce any payment on or with respect to any note;

  . reduce the percentage in principal amount of notes that is required to modify or amend the indenture, to waive compliance with certain provisions of the indenture or to waive certain defaults;

  . change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

  .  release a guarantor from its guarantee.

   The holders of a majority in principal amount of the notes may, on behalf of the holders of all notes, waive our compliance with specific covenants of the indenture as well as waive any past default under the indenture. This waiver does not include a default in the payment of the principal of or interest on any note or in respect of a provision of the indenture that may not be amended, waived or supplemented without the consent of each holder of notes.

Notices

   As long as the notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, we will publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg, which is expected to be the Luxemburger Wort. If publication in Luxembourg is not practicable, publication will be made in another leading daily newspaper with general circulation in Europe. Any publication notice will be deemed to have been given on the first date on which publication is made. As long as the notes are listed on the Luxembourg Stock Exchange, we will provide a copy of all notices to the Luxembourg Stock Exchange.

Governing Law and Service of Process

   The indenture and the notes will be governed by the laws of the State of New York. We have appointed CT Corporation System as our authorized agent upon whom process may be served in any action or proceeding arising out of or based upon the indenture or the notes that may be instituted in any federal or state court in the City of New York, New York having subject matter jurisdiction. We have irrevocably submitted to the jurisdiction of these courts in any action or proceeding relating to the indenture or the notes.

Book-Entry System; Delivery and Form

   The notes will initially be issued in the form of one or more fully registered global notes, which we refer to as the "global notes." The global notes will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as "DTC." The global notes will be registered in the name of Cede & Co., DTC's nominee and a common depository for Euroclear Bank S.A.N.V. as operator of the Euroclear System, which we refer to as Euroclear, and Clearstream Banking societe anonyme, which we refer to as Clearstream. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear and Clearstream. Investors may elect to hold interests in the global notes through DTC, Euroclear and Clearstream if they are participants of this system, or indirectly through organizations that are participants in such system. Except as set forth below, the global notes may be transferred only in whole. In addition, global notes may only be transferred to another nominee of DTC or to a successor of DTC or its nominee.

   DTC has advised us as follows: The Depository Trust Company, New York, NY, will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co., which is DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully registered certificate will be issued for the notes in the aggregate principal amount of the issue and will be deposited with DTC.

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

   DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that DTC's participants, which we refer to as "direct participants," deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system also is available to others, such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations, that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. We refer to those entities as "indirect participants."

   Euroclear and Clearstream each hold securities for their customers and facilitate the clearance and settlement of securities transactions through electronic book-entry transfers between their respective accountholders. Indirect access to Euroclear and Clearstream is available to other institutions which clear through or maintain a custodial relationship with an accountholder of either system. Euroclear and Clearstream provide various services including safekeeping, administration, clearance and settlement of internationally-traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective customers may settle trades with each other. Their customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Investors may hold their interests in such global notes directly through Euroclear or Clearstream if they are accountholders or indirectly through organizations which are accountholders therein.

   Purchases of notes under the DTC system must be made by or through direct participants, which receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note, which we refer to as a "beneficial owner," is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes will be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except in the event that use of the book-entry system for the notes is discontinued.

   To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of notes with DTC and their registration in the name of Cede & Co. or another DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The direct and indirect participants remain responsible for keeping account of their holdings on behalf of their customers.

   Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices will be sent to DTC. If less than all of the notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant in the notes to be redeemed.

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

   Neither DTC, Cede & Co. nor any other DTC nominee will consent or vote with respect to the notes unless authorized by a direct participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts notes are credited on the record date.

   Redemption proceeds, distributions, and dividend payments on the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit direct participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the exchange agent, on the payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC or its nominee, us or the exchange agent, subject to any statutory or regulatory requirements in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is the responsibility of us or the exchange agent. Disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

   DTC may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us or the exchange agent. Under such circumstances, in the event that a successor depository is not obtained, certificates representing the notes are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificates representing the notes will be printed and delivered. In the event that individual certificates are issued, holders of the notes will be able to receive payments, including principal and interest on the notes, and effect transfer of the notes at the offices of our paying and transfer agent in Luxembourg.

   The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of the information.

   Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

                               TAX CONSIDERATIONS

United Kingdom Tax Consequences

   The following summary describes certain U.K. tax consequences of this exchange offer and the ownership of the new notes as of the date of this prospectus but does not purport to be comprehensive. Except where noted, it relates only to the position of persons who are the absolute beneficial owners of their notes and are not resident in the United Kingdom for tax purposes and may not apply to special situations, such as those of dealers in securities or persons who carry on a trade in the United Kingdom. Furthermore, the discussion below is generally based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date of this prospectus. These provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. income tax consequences different from those discussed below. Persons considering participation in this exchange offer should consult their own tax advisors concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made in this prospectus.

 Exchange Offer

   The exchange of old notes for new notes pursuant to this exchange offer should not give rise to a U.K. tax charge.

 Consequences to Non-Tendering Holders

   A non-tendering holder will not be subject to a U.K. tax charge for failing to tender old notes for new notes pursuant to this exchange offer.

 Interest on the Notes

   The new notes will constitute "quoted Eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988, to which we refer as the ICTA, for as long as they are listed on a "recognised stock exchange" within the meaning of section 841 of ICTA. The Luxembourg Stock Exchange is currently recognized for these purposes, and we have applied to list the new notes on the Luxembourg Stock Exchange. Accordingly, as long as the notes are listed on the Luxembourg Stock Exchange, payments of interest on the notes may be made without withholding or deduction on account of U.K. income tax.

   If, for whatever reason, the new notes cease to constitute "quoted Eurobonds," payments of interest on the new notes will be made subject to the deduction of an amount representing U.K. income tax, currently at the rate of 20%, unless the holder of the notes is:

  .  subject to U.K. corporation tax in respect of that interest; or

  . resident for tax purposes in the United States or another country with which the United Kingdom has a tax treaty that reduces or eliminates the U.K. income tax on that interest and the conditions for relief are satisfied by the holder and the relevant forms have been filed with the U.K. Inland Revenue.

   Interest on the new notes will constitute U.K. source income for U.K. tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding or deduction. However, interest with a U.K. source received without deduction or withholding on account of U.K. tax will not be subject to U.K. tax in the hands of a holder of a note who is not resident for tax purposes in the United Kingdom, unless that holder carries on a trade, profession or vocation in the United Kingdom through a U.K. branch or agency in connection with which the interest is received or to which the registered note is attributable. Exemptions for interest received by certain categories of agents, such as some brokers and investment managers, are available.

 Sale or Disposition (Including Redemption)

   For U.K. tax purposes, a sale, exchange (subsequent to this exchange offer) or other disposition of a new note generally will not give rise to a U.K. tax charge unless such sale, exchange or other disposition is made by a holder who in the relevant period is resident or ordinarily resident for U.K. tax purposes in the United Kingdom or carries on a trade, profession or vocation in the U.K. through a branch or agency to which the new note is attributable.

 Stamp Duty and Stamp Duty Reserve Tax

   No U.K. stamp duty or stamp duty reserve tax will be payable on the issue or the transfer of the new notes or on the exchange of old notes for new notes pursuant to this exchange offer.

United States Tax Consequences

   The following is a general discussion of some U.S. federal income tax consequences associated with the exchange offer and the ownership and disposition of the new notes. Except where noted, this discussion addresses only those holders who hold the notes as capital assets and does not address special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons liable for alternative minimum tax, U.S. persons whose "functional currency" is not the U.S. dollar, persons holding old or new notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, as the case may be, and traders in securities that elect to use a mark-to-market method of accounting for their securities holdings. The following summary does not address U.S. state or local tax consequences or other U.S. federal tax consequences, such as estate and gift taxes.

   This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, to which we refer as the Code, the Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address tax consequences of the purchase, ownership, or disposition of the new notes to holders of new notes other than those holders who acquired their new notes in this exchange offer. If a partnership holds the old notes or new notes, the tax treatment of a partner of the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold old notes or receive new notes pursuant to this exchange offer should consult their own tax advisors.

U.S. Holders

   The following discussion is limited to a holder of the notes that is a "U.S. holder." As used in this prospectus, the term U.S. holder means a holder of notes that is a U.S. person for U.S. federal income tax purposes. A U.S. person for these purposes is:

  .  an individual who is a citizen or resident of the United States,

  . a corporation or partnership created or organized in or under the law of the United States or of any political subdivision of the United States,

  . any estate the income of which is included in gross income for U.S. tax purposes regardless of its source, or

  .  a trust, if

    (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or

    (2) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and elected to continue to be treated as a U.S. person.

   Each U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of the exchange offer and the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

 Exchange Offer

   Under general principles of tax law, the "significant modification" of a debt instrument creates a deemed exchange (upon which gain or loss may be recognized) if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. Under applicable Treasury Regulations, the modification of a debt instrument is a significant modification that will create a deemed exchange if, based on all the facts and circumstances and taking into account certain modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are "economically significant." In addition, a significant modification that will create a deemed exchange occurs if one of the bright line tests set forth in Treasury Regulations Section 1.1001-3(e) is met.

   The exchange of old notes for new notes pursuant to this exchange offer should not constitute an exchange for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes and consequently, a significant modification of a debt instrument pursuant to Treasury Regulations Section 1.1001-3 has not occurred. Accordingly, a U.S. holder who exchanges old notes for new notes pursuant to this exchange offer should not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer. In addition, the holding period for a new note received in the exchange offer should include the holding period of the old note surrendered, and the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note surrendered.

   Each U.S. holder should consult its tax advisor regarding the particular tax consequences to the U.S. holder participating in this exchange transaction.

 Consequences to Non-Tendering U.S. Holders

   A non-tendering U.S. holder will not realize any gain or loss for failing to tender old notes for new notes.

 Interest on the New Notes

   Stated interest payable on the new notes generally will be included in the gross income of a U.S. holder as ordinary interest income at the time accrued or received in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes. This income will be treated as foreign source income.

 Sale, Exchange and Retirement of New Notes

   Upon the sale, redemption, exchange (subsequent to this exchange offer), retirement, or other taxable disposition of the new notes, a U.S. holder generally will recognize capital gain or loss equal to the amount realized by the holder (excluding any amount attributable to accrued but unpaid interest) and less the holder's adjusted tax basis in the new notes (excluding any amount attributable to accrued but unpaid interest).

   In addition, an amount equal to any accrued but unpaid interest not previously included in income will be treated as ordinary interest income. The deductibility of capital losses is subject to limitations.

 Backup Withholding and Information Reporting

   In general, information reporting requirements will apply to payments of principal and interest on the new notes and to the proceeds of the sale of new notes, other than payments to certain exempt recipients, such as corporations. A backup withholding tax will apply to these payments if the U.S. holder fails to provide a taxpayer identification number on a Form W-9, furnishes an incorrect taxpayer identification number, fails to certify exempt status from backup withholding or receives notification from the Internal Revenue Service that the holder is subject to backup withholding as a result of a failure to report all interest or dividends.

   Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a credit against the holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders

   The following discussion is limited to a holder of notes that is a "non-U.S. holder." The term non-U.S. holder means a holder of notes that for U.S. federal income tax purposes is:

  .  a nonresident alien

  . a corporation, partnership, estate or trust that is not a U.S. holder, or

  . any other person that is not subject to U.S. federal income taxation in respect of the old or new notes.

   Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder of this exchange offer, the ownership and disposition of the new notes, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local or other taxing jurisdiction.

 Exchange Offer

   For the reasons outlined above in the discussion for U.S. holders, the exchange of old notes for new notes pursuant to this exchange offer should not constitute an exchange for federal income tax purposes as the new notes do not differ materially in kind or extent from the old notes and consequently, a significant modification of a debt instrument pursuant to Treasury Regulations
Section 1.1001-3 has not occurred. Accordingly, a non-U.S. holder who exchanges old notes for new notes pursuant to this exchange offer should not recognize taxable gain or loss upon the receipt of the new notes in exchange for the old notes in the exchange offer. In addition, the holding period for a new note received in the exchange offer should include the holding period of the old note surrendered and the adjusted tax basis of a new note immediately after the exchange will be the same as the adjusted tax basis of the old note surrendered.

   Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to the non-U.S. holder in the exchange transaction.

 Consequences to Non-Tendering Non-U.S. Holders

   A non-tendering non-U.S. holder will not realize any gain or loss for failing to tender old notes for new notes.

 Interest on the New Notes

   Stated interest payable on the new notes that is derived by a non-U.S. holder will generally be exempt from U.S. federal income taxation unless such interest income is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies, such interest is attributable to a U.S. permanent establishment of the non-U.S. holder). Each non-U.S. holder should consult its own tax advisor regarding the particular tax consequences to such holder.

 Sale, Exchange and Retirement of New Notes

   Upon the sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of the new notes, a non-U.S. holder will generally be exempt from U.S. federal income taxation unless such gain is effectively connected with the conduct of a trade or business in the United States (or if any tax treaty applies, such gain is attributable to a U.S. permanent establishment of the non-U.S. holder). If the gain is effectively connected with the conduct of a trade or business in the United States (or if a tax treaty applies and such gain is attributable to a U.S. permanent establishment of the non-U.S. holder), a non-U.S. holder would recognize and be subject to U.S. tax on the capital gain equal to the difference between the amount realized by such holder (excluding any amount attributable to accrued but unpaid interest) and less the holder's adjusted tax basis in the new notes (excluding any amount attributable to accrued but unpaid interest). If interest income on the new notes is effectively connected with the conduct of a U.S. trade or business of a non-U.S. holder (or if a tax treaty applies and such interest income is attributable to a U.S. permanent establishment of a non-U.S. holder), such interest income will be subject to tax in the same manner as if such non-U.S. holder were a U.S. holder, except to the extent that an applicable treaty provides otherwise. Each non-U.S. holder should consult its tax advisor regarding the particular tax consequences to such holder.

 Backup Withholding and Information Reporting

   Payment of interest on the new notes or payment of the proceeds of a sale, redemption, exchange (subsequent to this exchange offer), retirement or other taxable disposition of new notes will be subject to information reporting requirements and backup withholding tax unless the beneficial owner certifies to the U.S. paying agent that it is not a U.S. person or that it is eligible for another exemption.

   Applicable certification requirements can be satisfied by a non-U.S. holder upon the appropriate filing of:

  . IRS Form W-8BEN stating under penalties of perjury that such holder of the new note is not a U.S. person and providing such holder's name and address; or

  . IRS Form W-8ECI stating under penalty of perjury that the income derived from the new note is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States;

provided that in either case, the applicable form is delivered pursuant to applicable procedures and is promptly transmitted to the U.S.
paying/withholding agent.

                             PLAN OF DISTRIBUTION

   We are not using any underwriters for this exchange offer, and we are bearing the expenses of the exchange.

   Each broker-dealer that receives new notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We and the guarantors have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

   Neither we nor the guarantors will receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to this exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that sells new notes that were received by it for its own account pursuant to this exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any resale of registered notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the

Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of one year after the expiration date, we and the guarantors will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We and the guarantors have agreed to pay all expenses incident to this exchange offer (including the expenses of one counsel for the initial purchasers of the old notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                      ENFORCEABILITY OF CIVIL LIABILITIES

   Our company is incorporated under the laws of England. Some of our directors and officers and some experts named in this prospectus are residents of England, and all or a substantial portion of their assets are located outside the United States. As a result, you may not be able to effect service of legal process upon those directors, officers and experts who are not residents of the United States or enforce against them judgments of courts of the United States predicated upon civil liability provisions of the federal or state securities laws of the United States. Our English solicitors, Ashurst Morris Crisp, have advised us that there is doubt as to the enforceability in England, in original actions or in actions for the enforcement of judgments of Untied States courts, of some liabilities predicated upon federal or state securities laws of the United States.

                                 LEGAL MATTERS

   Neil Williams, our general counsel, Alston & Bird LLP, our U.S. counsel, and Ashurst Morris Crisp, our U.K. counsel, will pass upon various legal matters for us with respect to the new notes and the exchange offer.

                                    EXPERTS

   Our audited consolidated financial statements incorporated by reference into this prospectus have been audited by Arthur Andersen, independent auditors, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon their authority as experts in accounting and auditing in giving their report.

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

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[LOGO]
                                  AMVESCAP PLC

                     Offer to Exchange $300,000,000 of Its
                             5.90% Notes Due 2007,
                      Registered under the Securities Act,
                for $300,000,000 of Its Outstanding Unregistered
                              5.90% Notes due 2007

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                                   PROSPECTUS
                                 April 22, 2002

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